SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13D-2(9)
(Amendment No. _______)*

CHINA CLEAN ENERGY INC.
____________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
____________________________________________________________
(Title of Class of Securities)

16939E 10 1
_______________________________________
(CUSIP Number)

Tai-ming Ou
c/o China Clean Energy Inc.
20 Sterling Circle, Suite 204
Wheaton, Illinois 60187
(224) 402-3270
_____________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2009
_____________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16939E 10 1	13D	Page 2 of 5

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tai-ming Ou
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,992,271(1)
	8.	SHARED VOTING POWER 3,530,567(2)
	9.	SOLE DISPOSITIVE POWER 3,992,271(1)
	10.	SHARED DISPOSITIVE POWER 3,530,567(2)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,522,838
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8%
14.		TYPE OF REPORTING PERSON IN

(1) Includes options to purchase 75,833 shares of the Issuer’s common stock that are exercisable within 60 days of the date of this Schedule 13D.

(2) Includes (i) 3,518,900 shares of the Issuer’s common stock held by Qin Yang, the Reporting Person’s wife, and (ii) options to purchase 11,667 shares of the Issuer’s common stock held by Qin Yang that are exercisable within 60 days of the date of this Schedule 13D.

CUSIP No. 16939E 10 1	13D	Page 3 of 5

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of China Clean Energy Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 20 Sterling Circle, Suite 204, Wheaton, Illinois 60187.

Item 2.  Identity and Background.

(a)           This Schedule 13D is filed by Tai-ming Ou (the “Reporting Person”).

(b)           The Reporting Person’s business address is c/o China Clean Energy Inc., 20 Sterling Circle, Suite 204, Wheaton, Illinois 60187.

(c)           The Reporting Person’s principal occupation is serving as Chief Executive Officer of the Issuer, which is located at 20 Sterling Circle, Suite 204, Wheaton, Illinois 60187.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On October 24, 2006, the Issuer acquired all of the issued and outstanding capital stock of China Clean Energy Resources, Ltd., a British Virgin Islands corporation (“CCER”), pursuant to a share exchange (the “Share Exchange”).  At the effective time of the Share Exchange, each ordinary share of CCER was exchanged for 319.9 shares of the Issuer’s Common Stock.  Immediately prior to the Share Exchange, the Reporting Person beneficially owned 15,500 ordinary shares of CCER, which were exchanged for 4,958,450 shares of the Issuer’s Common Stock. In addition, Qin Yang, the Reporting Person’s wife, beneficially owned 11,000 ordinary shares of stock of CCER, which were exchanged for 3,518,900 shares of the Issuer’s Common Stock.

On January 9, 2008, the Issuer granted the Reporting Person an option to purchase 65,000 shares of its Common Stock at an exercise price of $2.50 per share, of which 1/12 becomes exercisable every three months commencing on April 9, 2008.

On January 9, 2008, the Issuer granted the Reporting Person an option to purchase 65,000 shares of its Common Stock at an exercise price of $3.00 per share, of which 1/12 becomes exercisable every three months commencing on April 9, 2008.

On January 9, 2008, the Issuer granted Qin Yang, the Reporting Person’s wife, an option to purchase 10,000 shares of its Common Stock at an exercise price of $2.50 per share, of which 1/12 becomes exercisable every three months commencing on April 9, 2008.

On January 9, 2008, the Issuer granted Qin Yang, the Reporting Person’s wife, an option to purchase 10,000 shares of its Common Stock at an exercise price of $3.00 per share, of which 1/12 becomes exercisable every three months commencing on April 9, 2008.

CUSIP No. 16939E 10 1	13D	Page 4 of 5

On January 30, 2009, the Reporting Person transferred 1,042,012 shares of Common Stock of the Issuer to each of the investors in the Issuer’s $15,000,000 January 9, 2008 private placement, for no consideration, due to the Issuer’s failure to achieve certain performance targets.

Item 4.  Purpose of Transaction.

The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes. The Reporting Person presently does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)           As of October 15, 2009, the Reporting Person may be deemed the beneficial owner of 7,522,838 shares of the Issuer’s Common Stock, which number of shares includes (i) 3,518,900 shares of Common Stock held by Qin Yang, the Reporting Person’s wife, (ii) options to purchase 75,833 shares of Common Stock that are exercisable within 60 days of the date of this Schedule 13D and (iii) options to purchase 11,667 shares of Common Stock held by Qin Yang that are exercisable within 60 days of the date of this Schedule 13D, collectively representing 23.8% of the outstanding Common Stock based on 31,512,269 shares of Common Stock outstanding as of August 12, 2009.

(b)           The Reporting Person has the sole power to vote or to direct to vote and to dispose or to direct the disposition of 3,992,271 shares of Common Stock, which number of shares includes 75,833 shares of the Issuer’s Common Stock that are exercisable within 60 days of the date of this Schedule 13D. The Reporting Person may also be deemed to have shared power to vote or to direct to vote and to dispose or to direct the disposition of 3,530,567 shares of Common Stock beneficially owned by Qin Yang, the Reporting Person’s wife, which number of shares includes 11,667 shares of the Issuer’s Common Stock that are exercisable by Ms. Yang within 60 days of the date of this Schedule 13D.

(c)           During the past 60 days, the Reporting Person affected no transactions in the Common Stock other than as set forth in this Schedule 13D.

(d)           No entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,916,438 shares of Common Stock that are directly held by the Reporting Person, along with the 75,833 shares of the Issuer’s Common Stock underlying options held by the Reporting Person that are exercisable within 60 days of the date of this Schedule 13D. Qin Yang, on the other hand, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,518,900 shares of Common Stock that are directly held by Ms. Yang, along with the 11,667 shares of the Issuer’s Common Stock underlying options held by Ms. Yang that are exercisable within 60 days of the date of this Schedule 13D. The Reporting Person disclaims beneficial ownership of all shares of Common Stock beneficially held by Qin Yang.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP No. 16939E 10 1	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2009

/s/ Tai-ming Ou Tai-ming Ou